21001285

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47664

SEC Mail Processing
MAR 11 2021
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Investment Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Felix Munoz
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

We, Marco Achon and Felix Munoz, swear (or affirm) that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Investment Securities Inc., (the "Company") as of and for the year ended December 31, 2020, are true and correct. We further swear (or affirm) that based upon information available to us, neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Marco Achon
Title: Chief Executive Officer

Name: Felix Munoz
Title: Chief Financial Officer

Notary Public*

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- ☒ (p) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act

* *Based upon the statement from Commission staff and difficulties arising from COVID-19, the Company is making this filing without a notarization*

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Santander Investment Securities Inc.

Financial Statements and Supplemental Schedules

Year Ended December 31, 2020

Table of Contents

Santander Investment Securities Inc.
45 East 53rd Street, New York, NY 10022 Telephone: (212) 350-3500

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Santander Investment Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Santander Investment Securities Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, including the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodities Exchange Act, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act, and Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 9, 2021

We have served as the Company's auditor since 2016.

Santander Investment Securities Inc.

Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$ 472,726,808
Cash and securities-segregated under federal and other regulations	267,942,189
Deposits with and receivables from clearing organizations and clearing broker	2,222,772,379
Receivables from broker-dealers and financial institutions	14,518,032
Receivables from customers	12
Receivables from affiliates	19,921,652
Deferred tax assets	3,345,513
Income taxes receivable	3,208,400
Other assets	45,866,677
Total assets	$ 3,050,301,662

Liabilities and Stockholder's Equity

Liabilities

Payables to broker-dealers, financial institutions and clearing organizations	$ 5,465,831
Payables to customers	2,444,814,642
Accrued compensation and benefits	31,850,380
Accrued expenses and other liabilities	34,549,831
Income taxes payable	1,671,522
Total Liabilities	2,518,352,206

Stockholder's Equity

Common stock, $0.01 par value —1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	489,999,990
Retained earnings	41,949,456
Total Stockholder's Equity	531,949,456
Total Liabilities and Stockholder's Equity	$ 3,050,301,662

See accompanying notes to financial statements.

Santander Investment Securities Inc.

Statement of Operations

For the Year Ended December 31, 2020

Revenues	
Investment banking	$ 137,007,133
Commissions	37,861,842
Investment and other service fees	32,012,927
Interest and dividends	8,964,905
Principal transactions, net	(1,756,038)
Total net revenues	214,090,769
Expenses	
Employee compensation and benefits	65,233,434
Service fees	41,023,678
Execution and clearance	20,499,022
Communications and data processing	16,964,347
Interest and dividends	6,248,306
General and administration	5,612,037
Underwriting expenses	5,188,049
Professional fees	4,064,572
Research and marketing	1,709,548
Travel and entertainment	694,928
Total expenses	167,237,921
Income before income tax provision	46,852,848
Income tax expense	10,762,341
Net income	$ 36,090,507

See accompanying notes to financial statements.

Santander Investment Securities Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2020 (as reported)	$ 10	$ 489,999,990	$ 15,230,155	$ 505,230,155
Adjustment to correct error in prior years	-	-	6,628,794	6,628,794
Balance - January 1, 2020 (as revised)	10	489,999,990	21,858,949	511,858,949
Net income	-	-	36,090,507	36,090,507
Dividends			(16,000,000)	(16,000,000)
Balance - December 31, 2020	$ 10	$ 489,999,990	$ 41,949,456	$ 531,949,456

See accompanying notes to financial statements.

Santander Investment Securities Inc.

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2020

Liabilities subordinated to claims of general creditors – January 1, 2020	$	-
Borrowings		775,000,000
Repayments		(775,000,000)
Liabilities subordinated to claims of general creditors – December 31, 2020	$	-

See accompanying notes to financial statements.

Santander Investment Securities Inc.

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	36,090,507
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,014,516
Deferred income taxes		3,019,670
Adjustment to correct an error in prior years		6,628,794
(Increase) decrease in operating assets:		
Securities— segregated under federal and other regulations		24,859,750
Deposits with clearing organizations and clearing broker		(504,132,124)
Receivables from broker-dealers, financial institutions, and clearing organizations		12,610,445
Receivables from customers		45,588
Receivables from affiliates		(18,144,405)
Income taxes receivable		(3,208,400)
Other assets		(18,351,306)
Increase (decrease) in operating liabilities:		
Payables to broker-dealers, financial institutions, and clearing organizations		4,848,949
Payables to customers		529,007,793
Accrued compensation and benefits		1,216,503
Accrued expenses and other liabilities		21,886,128
Income taxes payable		(1,011,381)
Net cash provided by operating activities		96,381,027
Cash flows from investing activities		
Purchase of fixed assets		(1,817,548)
Net cash used in investing activities		(1,817,548)
Cash flows from financing activities		
Dividends paid		(16,000,000)
Proceeds from liabilities subordinated to claims of general creditors		775,000,000
Repayments of liabilities subordinated to claims of general creditors		(775,000,000)
Net cash provided by (used in) financing activities		(16,000,000)
Net increase in cash and restricted cash		78,563,479
Cash and restricted cash, beginning of year		662,105,518
Cash and restricted cash, end of year[(1)]	$	740,668,997
Supplemental disclosure of cash flow activities		
Cash paid during the year for:		
Interest	$	6,244,703
Income taxes	$	12,927,428

(1) The beginning, ending and net change balances for the period ended December 31, 2020 include restricted cash of $222,251,007, $267,942,189, and $45,691,182. At December 31, 2020, restricted cash was included in Cash and securities – segregated under federal and other regulations.

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Santander Investment Securities Inc. (the Company), a Delaware corporation, is wholly owned by Santander Holdings USA, Inc. (the Parent), which, in turn, is wholly owned by Banco Santander, S.A., a Spanish banking corporation (the Ultimate Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered with the Commodity Futures Trading Commission (CFTC) as a Futures Commission Merchant (FCM) and is a member of the National Futures Association (NFA), the New York Stock Exchange LLC (NYSE) and NYSE MKT LLC (NYSE MKT).

The Company is a clearing member of the Chicago Mercantile Exchange Inc. (CME), Chicago Board of Trade, Inc. (CBOT), New York Mercantile Exchange, Inc. (NYMEX), Commodity Exchange, Inc. (COMEX) and Intercontinental Exchange (ICE). The Company clears and executes futures transactions for a customer, the Ultimate Parent, in the various U.S. futures and commodities exchanges on an omnibus basis. As a clearing member of the CME, the Company clears interest rate swap (IRS) transactions for its affiliate.

The Company's business activities include investment banking, institutional sales, trading and offering research reports of Latin American and European equities and fixed income securities. The Company clears its U.S. securities transactions through a third-party broker-dealer (the Clearing Broker) on a fully disclosed basis. International securities transactions are cleared through affiliates and other third parties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental information. Actual results could differ from those estimates and could have a material impact on the financial statements, accompanying notes and supplemental information.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, and interest-bearing deposits in other banks. Cash and cash equivalents have original maturities of three months or less and, accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value.

Cash and Securities - segregated under federal and other regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (Rule 15c3-3) and segregation rules of the CFTC, the Company is obligated to segregate cash or qualified securities for the exclusive benefit of its customers (see Note 3).

Deposits with Clearing Organizations and Clearing Broker and Receivables from Broker-Dealers, Financial Institutions and Clearing Organizations

Deposits with clearing organizations and Clearing Broker and receivables from broker-dealers, financial institutions and clearing organizations mainly include cash and U.S. treasuries deposited as margin as required by clearing organizations related to the Company's futures business. The deposits include cash of $74,770,348 and $263,885 to satisfy the Company's guaranty deposit requirements as a clearing member of such organizations and Clearing Broker, respectively. (See Note 5).

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivables from and Payables to Customers

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and Delivery versus Payment and Receipt versus Payment (DVP/RVP) securities transactions, and cash deposits received from the futures customer to cover margin calls from commodity clearing organizations, and net unrealized gains and losses not yet remitted. Payables to customers are primarily cash deposits received related to the Company's commodities and futures business.

Fair Value Measurements

A portion of the Company's assets and liabilities are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques

used to measure fair value. These three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices in active markets for identical unrestricted assets or liabilities, accessible by the Company at the measurement date.

Level 2 – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable level of price transparency.

Level 3 – Unobservable inputs that are significant to the fair value of financial assets or liabilities, which usually are based on the Company's own assumptions about the estimates used by other market participants in valuing similar financial instruments.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and considerations of factors specific to the instrument.

Other Assets

The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that other assets may be impaired. Other assets includes primarily the Company's underwriting receivable activity and ownership interests in ICE which consist of shares purchased as membership and a seat on that exchange. The shares and the seat are reflected at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment, in the statement of financial condition. There were no impairments in 2020.

Depreciation for furniture, fixtures, computer equipment and amortization for leasehold improvements and capitalized software commence on the date placed into service. Furniture, fixtures and computer equipment is depreciated on a straight-line basis using estimated useful lives of one to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software costs are amortized based on straight-line basis over the estimated economic life, generally over three to five years.

Underwriting and syndicate fee receivables are measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. At December 31, 2020, there were no allowances for these receivables.

Revenue Recognized from Contracts with Customers

Investment Banking

The Company performs underwriting services by raising investment capital for issuers that want to raise funds through the sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion that the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefits of the capital markets offering at that point.

Associated underwriting costs that are deferred are recognized in expense at the time the related revenues are earned. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses these costs. At December 31, 2020, the balance of deferred underwriting costs was immaterial.

Investment And Other Service Fees

The Company earns revenues for investment and other services performed for certain affiliates on a daily basis. The Company believes that the performance obligation for providing investment services and other services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on cost plus a percentage applied to the costs incurred by the Company for providing such services.

Commissions

The Company earns brokerage commissions for executing securities and futures transactions as part of its brokerage business. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and related clearing expenses are recorded on the trade date.

Principal Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade date basis. Amounts receivable and payable for principal transactions that have not settled as of the reporting date are recorded in receivables from and payables to broker-dealers and financial institutions in the statement of financial condition.

Interest and Dividends Income and Expense

The Company earns interest income primarily on its cash balances and US treasuries. The Company records interest for overdrafts relating to settlements of foreign transactions in the local country and subordinated debt on an accrual basis. Dividends are recorded on an ex-dividend date basis.

Foreign Currency

Assets and liabilities denominated in foreign currencies are remeasured into US dollar equivalents at spot foreign exchange rates prevailing as of the date of the statement of financial condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate as of the date that the transaction occurred. Gains and losses resulting from foreign currency transactions are included in principal transactions in the statement of operations. For the year ended December 31, 2020, the Company recorded a net loss of $1,807,152 on foreign currency transactions.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740, Income Taxes (Topic 740), which requires that an asset and liability approach be applied in accounting for income taxes. Deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to reverse or be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. A valuation allowance will be established if the Company determines that it is more likely than not that a deferred tax asset will not be realized.

Revision of Previously Issued Financial Statements

During 2020, the Company recorded revenues for services performed for Santander Bank National Association ("SBNA"), an affiliate. Subsequent to the issuance of our financial statements for 2017, 2018 and 2019, it was determined that due to an error, certain service fees were omitted in the amount of $6,628,794, net of taxes. Management evaluated the impact on previously issued financial statements and concluded that no prior year financial statements were materially misstated. The cumulative impact has been reflected as a revision to increase the 2020 beginning Stockholder's Equity by $6,628,794, net of taxes in the Company's 2020 Financial Statements.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This guidance significantly changes how entities will measure credit losses for most financial assets and certain other instruments measured at amortized cost. The amendment introduces a new credit reserving framework known as "Current Expected Credit Loss" ("CECL"), which replaces the incurred loss impairment framework in current GAAP with one that reflects expected credit losses over the full expected life of financial assets and commitments, and requires consideration of a broader range of reasonable and supportable information, including estimation of future expected changes in macroeconomic conditions. Additionally, the standard changes the accounting framework for purchased credit-deteriorated debt securities and loans, and dictates measurement of debt securities using an allowance instead of reducing the carrying amount as it is under the current other than temporary impairment framework. The Company adopted the new guidance on

January 1, 2020 and it did not have a material impact on the Company's business, financial position, results of operations, or disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general tax accounting principles and simplifying other specific tax scenarios. The Company adopted this standard as of January 1, 2020 reflecting the change prospectively. It did not have a material impact to the Company's business, financial position, results of operations, or disclosures.

3. CASH AND SECURITIES — SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2020, cash of $25,000,000 has been segregated on behalf of customers pursuant to the reserve formula requirements of Rule 15c3-3. In addition, cash of $242,942,189 has been segregated pursuant to Regulation 1.20 under the Commodity Exchange Act.

4. FAIR VALUE MEASUREMENTS

The following table presents information about the Company's financial assets measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Securities owned – at fair value				
Equities and American Depository Receipts	$ 3,586,758	-	-	$ 3,586,758
Other assets				
Money market funds	780	-	-	780
Mutual funds	1,534,351	-	-	1,534,351
Total other assets	1,535,131	-	-	1,535,131
Total financial assets	$ 5,121,889	$ -	$ -	$ 5,121,889
Financial liabilities:				
Securities sold, but not yet purchased - at fair value		-	-	
American Depository Receipts	$ 3,820,448			$ 3,820,448
Total financial assets	$ 3,820,448	$ -	$ -	$ 3,820,448

The Company assesses its financial instruments on a periodic basis to determine the appropriate classifications within the fair value hierarchy and any transfers of financial instruments among levels are considered to be effective as of the end of the reporting period. There were no transfers between Level 1 and/or Level 2 classified financial instruments during the year ended December 31, 2020.

There were no purchase, sales, transfers or unrealized gains and losses related to Level 3 financial assets and liabilities during the year ended December 31, 2020. There are no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2020.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, receivables from broker-dealers and financial institutions, receivables from customers, receivable from affiliates, other assets, payables to broker-dealers and financial institutions, payables to customers, and accrued expenses and other liabilities.

5. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Receivables from and payables to broker-dealers and financial institutions consisted of the following at December 31, 2020:

	Receivables	Payables
Receivables from/payables to broker-dealers and financial institutions	$ 2,031,627	$ 4,929,777
Securities failed-to-deliver/receive	12,486,405	414,217
Trade date accrual	-	121,837
	$ 14,518,032	$ 5,465,831

The Company clears U.S. securities transactions through the Clearing Broker and international securities transactions through foreign affiliates and broker-dealers. Receivables from brokers, dealers, financial institutions, and clearing organizations represent affiliates balances.

Securities failed-to-deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Trade date accrual represents trade date versus settlement-date accruals related to the Company's trading accounts and the net commissions earned on trades to be settled after year-end for these accounts.

6. OTHER ASSETS

Other assets consisted of the following at December 31, 2020:

Underwriting and syndicate fee receivables	$ 27,183,376
Deferred shares upfront payment	6,836,092
Furniture, Fixtures, computer equipment and capitalized internally developed software, net	3,937,822
Securities owned	3,586,758
Other	2,266,044
Voluntary deferred compensation	1,456,310
Exchange memberships	389,886
Prepaid assets	210,389
	$ 45,866,677

Underwriting and syndicate fee receivables represent fee income receivables resulting from capital markets activities.

Deferred shares upfront payment represents payments made to the Ultimate Parent for shares of the Ultimate Parent to be distributed in the future under the deferred compensation plan (see Note 12).

Voluntary deferred compensation represents amounts under a non-qualified deferred compensation arrangement in which funds are invested in an irrevocable trust to be held for the benefit of employees for retirement purposes, commonly known as a "Rabbi Trust", and is recorded at fair value (see Note 4). A corresponding liability of the same amount is included in accrued compensation and benefits in the statement of financial condition. In the event of the Company's insolvency, the assets become part of the Company's assets for creditors and the liabilities become part of general creditor liabilities.

7. SUBORDINATED LOAN AGREEMENTS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1). Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements.

The Company has a Revolving Note and Cash Subordination Agreement (Revised Subordinated Revolver) with the Parent for up to $895,000,000 bearing a floating rate with an expiration date of

December 20, 2023. Borrowings under the Revised Subordinated Revolver bear interest at 1 month Libor + 170 bps. The Company also pays a commitment fee of 55 bps on the undrawn balance.

During the year ended December 31, 2020, the Company borrowed under the Original Subordinated Revolver several times in the total of $775,000,000 and subsequently repaid the entire amount. The average interest rate for the borrowings during the year ended December 31, 2020 was 2.01%. During the year ended December 31, 2020, interest expense of $55,368 and commitment fees of $4,988,882 were incurred and included in interest and dividend expense in the Statement of Operations. At December 31, 2020, commitment fee payable of $423,882 was included in accrued expense and other liabilities in the statement of financial condition (see Note 10).

The Company can also borrow three times on a rolling twelve month basis under the Temporary Subordinated Loan Agreement with its Ultimate Parent. The interest rate is dependent on the market rate at the time of the borrowing and the outstanding period of each borrowing.

8. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve execution of various securities and futures transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers and certain related entities, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company records customer securities and futures transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities or other positions when necessary.

At December 31, 2020, the Company maintained cash with major financial institutions, which at times, may exceed federally insured limits set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not subject to any credit risk on its cash.

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Contingent Liabilities

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business.

The Company evaluates the outcome of each contingent matter as appropriate. A liability is established when the loss contingency is probable and the amount is estimable. In many proceedings, however, it is inherently difficult to predict the eventual outcome of the pending matters, the timing of the ultimate resolution of the matters, or the eventual loss, fines or penalties related to the matter.

The Company does not believe, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will have a material adverse effect on the Company's financial position, liquidity or results of operations.

Guarantees

In the normal course of business, the Company provides guarantees to clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the collateral amount posted. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability was recorded in the statement of financial condition as of December 31, 2020.

Other

The Company executes certain transactions primarily on an agency basis through its Clearing Broker. The Company maintains a collateral deposit at the Clearing Broker in the form of cash. In the event a customer fails to fulfill its obligation, the Company's Clearing Broker has the right to deduct any loss or expense incurred from the deposit account. At December 31, 2020, cash of $263,885 was on deposit at the Clearing Broker and included in deposits with and receivables from clearing organizations and Clearing Broker in the statement of financial condition. The Company did not record any liabilities or losses under this arrangement for the year ended December 31, 2020.

Direct and indirect effects of the COVID-19 outbreak continue to impact the global economy, markets, and the Company's counterparties and clients. The Company has taken actions to mitigate the impacts of COVID-19. Although the Company cannot predict COVID-19's potential future direct or indirect effects, the Company's results have not been materially negatively impacted by COVID-19's effects.

10. RELATED-PARTY TRANSACTIONS

As of and for the year ended December 31, 2020, the related-party balances consisted of the following:

Assets:		
Receivables from broker-dealers and financial institutions	$	8,211,461
Receivables from affiliates		19,921,648
Other assets		8,778,839
Liabilities:		

Payables to broker-dealers and financial institutions	$	4,679,052
Payables to customers		2,444,812,005
Accrued expenses and other liabilities		423,882
Revenue:		
Investment banking	$	9,706,558
Commissions		19,019,847
Investment and other service fees		32,012,925
Expenses:		
Service fees	$	41,023,678
Execution and clearance		6,503,200
Underwriting expenses		428,096
Interest and dividends		5,459,600

In the normal course of business, the Company enters into transactions with its affiliates. The Company executes and clears securities and futures transactions on behalf of its affiliates and earns commissions on such services performed. The Company also executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Pursuant to such arrangements the affiliates pay the Company for commissions and the Company pays the affiliates for clearance and execution services received. At December 31, 2020, commissions receivable from affiliates of $317,973 was included in receivables from affiliates in the statement of financial condition. Also included in accrued expenses and other liabilities was payable to affiliates for clearance and execution services in the amount of $50,000 at December 31, 2020.

The Company participates in various underwriting activities for its affiliates and fees earned are included in investment banking in the statement of operations. At December 31, 2020, the related receivables of $1,915,047 were included in other assets in the statement of financial condition.

The Company earns revenues from investment and other services performed for certain affiliates under service level agreements. At December 31, 2020, receivables of $12,092,622 was included in receivables from affiliates in the statement of financial condition.

The Company also pays for services such as management, administrative support services, systems and risk management received from its affiliates including the Parent and the Ultimate Parent under service agreements. At December 31, 2020, there was no payable balance that was included in accrued expenses and other liabilities. In addition, the Company also provides operational services to its New York affiliate, which also makes certain payments on behalf of the Company and the Company remits the payment later. Receivables from and payables to its New York affiliate arising from the above arrangements are settled net. At December 31, 2020, the net receivable from the New York affiliate of $1,538,917 was included in receivables from affiliates in the statement of financial condition.

Membership in Exchange -The Ultimate Parent was approved under CME Rule 106.1, as an Affiliated Member Firm and owns the membership under this rule. The Company is a clearing member of the CME

at no cost since the membership is owned by the Ultimate Parent and the business is performed exclusively for its benefit.

11. INCOME TAXES

The Company is included in the consolidated federal tax return and the combined state and local tax returns of the Parent. The income tax provision is computed using a separate return method of accounting. Under this method, the Company assumes filing a separate return with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. In addition, the tax expense or benefit is settled periodically with the Parent pursuant to a tax sharing agreement. This settlement includes reimbursement for utilization of the Company's net operating losses in the Parent's combined state and local tax returns.

The income tax expense for the year ended December 31, 2020, consisted of the following:

Current:	
Foreign	$ 951,196
Federal	7,158,695
State	(367,220)
Total current	$ 7,742,671
Deferred:	
Federal	$ 2,300,396
State	719,274
Total deferred	$ 3,019,670
Total income tax provision	$ 10,762,341

The effective tax rate of 22.97% differs from the federal statutory rate of 21% predominantly related to foreign taxes, state and local taxes.

As of December 31, 2020, the Company had a net deferred tax asset of $3,345,513. The net deferred tax asset is principally related to state net operating losses. The Company has determined that it is more likely than not that it will generate sufficient future taxable income to recognize the deferred tax asset and no valuation allowance is required.

The Company received IRS correspondence for tax year 2014 reflecting no adjustment to the liability for the period under examination. The Company remains subject to income tax examination by the Internal Revenue Service for years 2015 and after and state examinations for years 2011 to 2013 and 2015 and after. The Company is also subject to city examinations for years 2011 to 2013 and 2015 and after.

The company has no unrecognized tax benefits as of December 31, 2020.

The Company's policy related to the classification of interest and penalties related to unrecognized tax benefits is that such interest and penalties are classified as part of income tax expense. As of December 31, 2020 there was no amount of interest and penalties reflected in the Statement of Condition.

12. DEFERRED COMPENSATION AND BENEFIT PLANS

The Company is a participant, in conjunction with other affiliates, in a defined benefit pension plan and post-retirement benefit plan sponsored by Banco Santander S.A., New York Branch (the "Plan Sponsor"), covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes. Allocations of plan costs, assets, actuarial gains, and elements of plan performance between the affiliates have been determined by an actuary. Effective December 31, 2010, the defined benefit pension plan was frozen. As of December 31, 2020 the Company's share of pension liability of $730,124 was included in accrued compensation and benefits in the statement of financial condition.

The Company also participates with other affiliates, in an employee deferred compensation plan sponsored by Santander Holdings USA, covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code. During the year ended December 31, 2020, the Company contributed $1,234,498 under such plan.

In 2010, the Ultimate Parent established and approved a deferred compensation plan that the Company participates in. In accordance with the plan, distributions (whether payable in cash or shares of Ultimate Parent common stock) will be made in three equal installments over a three year period, if the employee remains employed at the Company or an affiliate of Santander Group through the applicable payment date. Upon each award, the Company also makes upfront payment for the shares to be distributed in the future (see Note 6). At December 31, 2020, deferred compensation liability of $5,091,281 was included in accrued compensation and benefits in the statement of financial condition.

13. REGULATORY CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method pursuant to Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $1,000,000.

As a FCM, the Company is subject to minimum financial requirements pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of regulatory capital equal to the greater of $1,000,000, or 8% of the domestic and foreign domiciled customer risk maintenance margin performance bond requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

As an OTC IRS clearing member, the Company is required to maintain a minimum capital with CME in the amount equal to the greater of the CFTC or SEC capital requirement, $50,000,000, or 20% of aggregate performance bond requirements for all customer and house accounts containing CME-cleared IRS positions.

As of December 31, 2020, the Company's net capital pursuant to CEA CFTC 1.17 capital requirement (FCM 8%) of $138,385,841 resulted in a greater regulatory net capital requirement than the SEC and CME 20% minimum requirement. As of December 31, 2020, the Company had regulatory net capital of $459,143,755, which was $320,757,914 in excess of the net capital requirement of $138,385,841.

14. SUBSEQUENT EVENTS

The Company has evaluated events and transactions through March 9, 2021, the date on which these financial statements are available to be issued. The Company did not note any subsequent events requiring disclosures in or adjustment to the financial statement.

Santander Investment Securities Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodities Exchange Act
As of December 31, 2020

Stockholder's equity	$ 531,949,456
Non-allowable assets	
Receivable from broker-dealers and financial institutions	2,040,597
Receivable from affiliates	18,668,731
Deferred tax assets	3,345,513
Other assets	45,836,441
Total non-allowable assets	69,891,282
Other deductions and charges	2,417,736
Net capital before haircuts on securities positions	459,640,438
Haircuts of securities	496,683
Net capital	459,143,755
Net capital requirement	138,385,841
Excess net capital	$ 320,757,914

There were no material differences between the above computation of net capital and that reported by the Company in its unaudited FOCUS report as of December 31, 2020.

Santander Investment Securities Inc.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2020

Credit balances	
Free credit balances and other credit balances in customer accounts	$ 2,622
Credits in receivable accounts over 7 days	688,278
Total credit balances	690,900
Debit balances	
Failed to deliver of customers' securities	2,630
Less: 3% of aggregate debit items	(79)
Total debit balances	2,551
Reserve computation	
Excess of total credits over total debits	$ 688,349
Amount held on deposits in "Reserve Bank Account"	$ 25,000,000

There were no material differences between the above computation of reserve requirements and that reported by the Company in its unaudited FOCUS report as of December 31, 2020.

Santander Investment Securities Inc.

Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2020

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2020 (for which instructions to reduce to possession or control had been issued as of December 31, 2020, but for which required action was taken by the Company within the time frames specified under Rule 15c3-3):

a. Market value	None
b. Number of items	None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2020, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

a. Market value	None
b. Number of items	None

There were no material differences between the above Information relating to the possession or control requirements and that reported by the Company in its unaudited FOCUS report as of December 31, 2020.

Santander Investment Securities Inc.

Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act

As of December 31, 2020

Segregation requirements		
Net ledger balance - cash	$	1,420,509,340
Net unrealized loss in open futures contracts		277,474,453
Market value of open options contracts purchased		16,191,444
Market value of open options contracts sold		(8,923,066)
Amount required to be segregated		1,705,252,171
Funds in segregated accounts		
Deposits in segregated funds bank accounts - cash		242,942,189
Margin on deposits with clearing organizations - cash		1,477,321,249
Margin on deposits with clearing organizations – securities		-
Net settlements due to clearing organizations		49,613,115
Market value of open options contracts purchased		16,191,444
Market value of open options contracts sold		(8,923,066)
Total amount in segregation		1,777,144,931
Excess funds in segregation	$	71,892,760
Management Target Amount for Excess Funds in Segregation	$	70,000,000
Excess funds in segregation over Management Target Amount	$	1,892,760

There were no material differences between the above computation of segregation requirements and funds in segregation and that reported by the Company in its unaudited FOCUS report as of December 31, 2020.

Santander Investment Securities Inc.

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act

As of December 31, 2020

As the Company did not carry any foreign futures and foreign options customers' accounts at December 31, 2020 there were no requirements pursuant to Regulation 30.7 under the Commodity Exchange Act to hold funds in separate accounts.